SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number     001-13100

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 11-K  ☐ Form 20-F  ☒ Form 10-Q  ☐ Form N-SAR

For Period Ended:         June 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.    Registrant Information

Full name of registrant: Highwoods Properties, Inc.
Former name if applicable: N/A
Address of principal executive office (Street and number): 3100 Smoketree Court, Suite 600
City, State and Zip Code: Raleigh, North Carolina 27604

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

Part III.    Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company cannot file its Quarterly Report on Form 10-Q within the prescribed time period because it expects to restate its previously reported financial results for fiscal years 2001 through 2003 included in the Company’s 2003 annual report on Form 10-K as well as for the first quarter of 2004. These restatements are primarily due to adjustments relating to the accounting for approximately 6% of its prior real estate sales transactions occurring between 1999 and 2003 and due to reclassifications related to discontinued operations.

The accounting for real estate sales transactions with “continuing involvement” is governed by highly technical provisions of SFAS No. 66 “Accounting for Sales of Real Estate.” Ernst & Young LLP, the Company’s independent auditors, previously issued unqualified opinions on the Company’s historical financial statements and worked closely with the Company in the application of accounting principles for real estate sales. Because the Company intends to restate its financial statements, Ernst & Young LLP has withdrawn its opinions for the prior three years and is now in the process of auditing the restated financial statements.

These restatements and reclassifications do not impact either the Company’s cash position or its bank loan covenants.

Real Estate Sales Transactions

As part of its previously disclosed capital recycling program, the Company has completed a significant number of real estate sales transactions during the last five years. Certain transactions involved sales where the Company retained a partial ownership interest or had continuing involvement with the properties. This involvement included either a guarantee of a return on investment, a guarantee of partial rental income from specific tenants, seller financing, or, in one instance, a 97% fair-market-value put option granted to the buyer.

In its historical financial statements, these transactions were accounted for as sales, and a portion or all of the resultant gains from these transactions were deferred because of the continuing involvement. The nature of all material continuing involvement was disclosed in the Company’s quarterly and annual regulatory and financial filings with the Securities and Exchange Commission and the Company’s annual reports.

The adjustments will be made with respect to the accounting treatment for certain of those transactions where the Company had some form of continuing involvement to comply with the guidance of SFAS No. 66. For three of the transactions, the largest of which is the sale in late 2000 of properties into the previously disclosed MG-HIW, LLC joint venture, the Company will adjust its consolidated financial statements to account for these three transactions as financing or profit-sharing arrangements rather than as sales. Accordingly, the assets, related liabilities and operations will be included in the Company’s consolidated financial statements. In the other instances, the transactions will continue to be reported as sales, but the timing and amount of gain recognition will change due to the Company’s continuing involvement. This is in accordance with SFAS No. 66.

Discontinued Operations

Since January 1, 2002, certain properties were sold to joint ventures where the Company retained a minority interest. In addition, in other sales transactions the Company was retained by the buyer to perform management and leasing services. Historically, the Company applied discontinued operations presentation under SFAS No. 144 for the operations of those sold properties for the periods prior to the date of sale. Due to the partial interest retained through joint ventures and the continuing management fee income earned from such sold properties, the properties do not require discontinued operations presentation under SFAS No. 144. Accordingly, the Company will adjust its consolidated statements of income for 2001 through 2003 to classify such items as continuing operations; these reclassifications do not impact net income.

Potential Impact on Net Income

While the Company is still in the process of completing its analysis and Ernst & Young LLP is still in the process of completing its audit, the cumulative impact of these adjustments is estimated to reduce net income for the restated periods by $26.0 million to $32.0 million, or $0.49 to $0.60 on a per share basis. The impact on net income is due primarily to added depreciation expense being recorded for properties that are treated as financings or profit-sharing arrangements rather than sales. These properties will remain on the books and continue to be depreciated.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Terry L. Stevens (Chief Financial Officer)	(919) 862-4924
(Name)	(Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes  ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Highwoods Properties, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2004	By:	/s/ Terry L. Stevens
Terry L. Stevens
Chief Financial Officer